Vanguard Montgomery Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	136,049,083	1,322,745	99.0%
Emerson U. Fullwood	135,997,390	1,374,437	99.0%
Amy Gutmann	135,996,174	1,375,653	99.0%
JoAnn Heffernan Heisen	136,019,933	1,351,894	99.0%
F. Joseph Loughrey	135,971,737	1,400,090	99.0%
Mark Loughridge	136,064,037	1,307,790	99.0%
Scott C. Malpass	136,076,246	1,295,581	99.1%
F. William McNabb III	136,025,789	1,346,038	99.0%
Deanna Mulligan	136,116,441	1,255,386	99.1%
André F. Perold	136,068,967	1,302,860	99.1%
Sarah Bloom Raskin	136,027,372	1,344,455	99.0%
Peter F. Volanakis	136,040,747	1,331,081	99.0%

*Results are for all funds within the same trust.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Market Neutral Fund	108,446,626	1,201,840	987,379	26,735,982	78.9%